   As Filed with the Securities and Exchange Commission on April 19, 2004
                                                    Registration No. 333-108338
-------------------------------------------------------------------------------
                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                      POST-EFFECTIVE AMENDMENT NO. 1 ON
                                 FORM S-3 TO
                          REGISTRATION STATEMENT ON
                                  FORM S-1
                                    UNDER
                         THE SECURITIES ACT OF 1933

                       APPLIED DIGITAL SOLUTIONS, INC.

           (Exact name of registrant as specified in its charter)

              MISSOURI                                3661                            43-1641533
  (State or other jurisdiction of         (Primary Standard Industrial             (I.R.S. Employer
   incorporation or organization)         Classification Code Number)            Identification No.)

                        400 ROYAL PALM WAY, SUITE 410
                          PALM BEACH, FLORIDA 33480
                               (561) 805-8000
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                             SCOTT R. SILVERMAN
                       APPLIED DIGITAL SOLUTIONS, INC.
                        400 ROYAL PALM WAY, SUITE 410
                          PALM BEACH, FLORIDA 33480
                            PHONE: (561) 805-8000
                             FAX: (561) 805-8001
          (Name, address, including zip code, and telephone number,
                 including area code, of agent for service)

                      Copies of all correspondence to:
                            HARVEY GOLDMAN, ESQ.
                            HOLLAND & KNIGHT LLP
                       701 BRICKELL AVENUE, SUITE 3000
                          MIAMI, FLORIDA 33131-5441
                            PHONE: (305) 789-7506
                             FAX: (305) 349-2238

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. | |

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. | |

                                          CALCULATION OF REGISTRATION FEE
===============================================================================================================================
                                                               PROPOSED MAXIMUM        PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF             AMOUNT TO BE       OFFERING PRICE PER      AGGREGATE OFFERING        AMOUNT OF
     SECURITIES TO BE REGISTERED            REGISTERED             UNIT (1)                PRICE(1)          REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------------------
       Common Stock, $.001 par
           value per share                3,305,240 shares          $3.90                $12,890,440           $2,086.59(1)
===============================================================================================================================

(1) The fee has been paid and is on account. Pursuant to Rule 457(c), the proposed offering price and registration fee were calculated on the basis of the average of the high and low trading prices for the common stock on August 27, 2003, as reported on the Nasdaq SmallCap Market, with the amount of the registration fee based upon the original amount of shares registered, which amount was 5,815,464 shares.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer of sale is not permitted.

                 SUBJECT TO COMPLETION, DATED APRIL 19, 2004

                       APPLIED DIGITAL SOLUTION, INC.

                           [Applied Digital Logo]

                              3,305,240 SHARES
                                COMMON STOCK
                                ------------

         This prospectus relates to resales of up to 3,305,240 shares of our common stock, par value $.01 per share, 2,769,959 of which have been issued in connection with our $10,500,000 aggregate principal amount of 8.5% Convertible Exchangeable Debentures (the "Debentures") and 535,281 of which may be issued in connection with the related stock purchase warrants (the "Warrants") as more fully described in this prospectus on page 20.

         The number of shares of our common stock issued in connection with the Debentures was based upon the terms of a letter agreement as more fully discussed in this prospectus on page 20. Resales of the shares of our common stock issued in connection with the Debentures and issuable in connection with the Warrants may occur at various times by the selling security holders listed in this prospectus. See "Selling Security Holders" beginning on page 20.

         Our shares are included in the Nasdaq SmallCap Market ("SmallCap") under the symbol "ADSX." In order to provide notification to the investment community that we effected a 1-for-ten reverse stock split on April 5, 2004, the letter "D" has been appended to our stock symbol for 20 consecutive trading days following the reverse stock split. The letter "D" will be removed from our stock symbol on May 4, 2004. The reverse stock split is more fully described under "Recent Events" in this prospectus on page 6. Effective April 16, 2004, the last reported sale price of our common stock was $3.00 per share. All share information provided in this prospectus, including all share information related to the shares being offered for resale in connection with this registration statement, has been adjusted to reflect the reverse stock split.

         The amount and par value of the securities being offered herein will be automatically adjusted in the future as a result of stock splits, stock dividends, or similar transactions, and accordingly, this registration statement shall be deemed to cover any securities to be offered or issued in connection with any such transaction.

         Currently, an aggregate of 921,251 shares of our common stock are being offered for resale in a secondary offering under our prospectus relating to our Registration Statement on Form S-1 (File No. 333-98799), an aggregate of 1,331,378 shares of our common stock are being offered under our prospectus relating to our Registration Statement on Form S-1 (File No. 333-105829) and an aggregate of up to 9,400,915 shares of our common stock are being offered for resale in a secondary offering under our prospectus relating to our Registration Statement on Form S-1, as amended on Form S-3 (File No. 333-109512).

         INVESTING IN THESE SECURITIES INVOLVES RISKS. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 12 OF THIS PROSPECTUS BEFORE PURCHASING THE COMMON STOCK.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

               THE DATE OF THIS PROSPECTUS IS APRIL __, 2004.

                              TABLE OF CONTENTS


Summary.................................................................3
Risk Factors...........................................................12
Cautionary Statement Regarding Forward-Looking Information.............19
Use Of Proceeds........................................................19
Selling Security Holders...............................................20
Plan Of Distribution...................................................24
Legal Matters..........................................................25
Experts................................................................25
Where You Can Find More Information About Us...........................26
Documents Incorporated by Reference....................................26

                                   SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before making an investment decision. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 12 and the consolidated financial statements and the notes to those financial statements incorporated in this prospectus by reference to our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003, before making an investment decision. All references to shares of our common stock in this prospectus reflect an adjustment for the 1-for-10 reverse stock split effectuated on April 5, 2004.

                       APPLIED DIGITAL SOLUTIONS, INC.

OUR BUSINESS

         We are a Missouri corporation and were incorporated on May 11, 1993. Our business has evolved during the past few years. We grew significantly through acquisitions and since 1996 have completed 51 acquisitions. During the last half of 2001 and during 2002, we sold or closed many of the businesses we had acquired that we believed did not enhance our strategy of becoming an advanced technology development company. These companies were primarily telephone system providers, software developers, software consultants, networking integrators, computer hardware suppliers or were engaged in other businesses or had customer bases that we believed did not promote or complement our current business strategy. As of December 31, 2003, our business operations consisted of the operations of five wholly-owned subsidiaries, which we collectively refer to as the Advanced Technology segment, and two majority-owned subsidiaries, Digital Angel Corporation (AMEX:DOC), and InfoTech USA, Inc. (OTC:IFTH) (formerly SysComm International Corporation). Currently, we own approximately 68.5% of Digital Angel Corporation and 52.5% of InfoTech USA, Inc.

         Historically we have suffered losses and have not generated positive cash flows from operations. Excluding the effects of a gain on the extinguishment of debt of $70.1 million, we incurred a consolidated loss from continuing operations of $66.5 million for the year ended December 31, 2003. We incurred consolidated losses from continuing operations of $113.9 million and $188.6 million, respectively, for the years ended December 31, 2002 and 2001, and as of December 31, 2003, we had an accumulated deficit of $413.9 million. Our consolidated operating activities used cash of $11.4 million, $3.9 million and $18.0 million during 2003, 2002 and 2001, respectively. Digital Angel Corporation has suffered losses and has not generated positive cash flows from operations. Digital Angel Corporation incurred losses during 2003, 2002 and 2001, which are presented below. In addition, its operating activities used cash of $4.7 million, $2.7 million and $3.2 million during 2003, 2002 and 2001, respectively.

         The reduced settlement payment of our debt obligations to IBM Credit LLC ("IBM Credit"), the conversion to equity of our obligations under our 8.5% Convertible Exchangeable Debentures, and the sale of 3.0 million shares of our common stock under our 3.0 million share offering, have been major factors mitigating concerns that existed about our ability to continue as a going concern. Our profitability and liquidity depend on many factors including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. We have established a management plan intending to guide us in achieving profitability and positive cash flows over the twelve months ending December 31, 2004, however, no assurance can be given that such plan will be realized.

BUSINESS SEGMENTS

         As a result of (a) the merger of our 97% owned subsidiary, Digital Angel Corporation and Medical Advisory Systems, Inc. ("MAS") on March 27, 2002, (b) the significant restructuring of our business during 2002 and 2001, and (c) our emergence as an advanced technology development company, we have re-evaluated and realigned our reporting segments. Since January 1, 2002, we operate in three business segments: Advanced Technology, Digital Angel Corporation and InfoTech USA, Inc., formerly SysComm International Corporation. Business units that were part of our continuing operations and that were closed or sold during 2002 and 2001 are reported as All Other. The "Corporate/Eliminations" category includes all amounts recognized upon consolidation of our subsidiaries such as the elimination of intersegment revenues, expenses, assets and liabilities. "Corporate/Eliminations" also includes certain interest expense and other expenses associated with corporate activities and functions.

         The percentage of our revenues derived from each of our segments during 2003, 2002 and 2001 was as follows:

                                                     YEAR ENDED DECEMBER 31,
                                                     -----------------------
                                                  2003          2002        2001
                                                  ----          ----        ----
REVENUE BY SEGMENT:
Advanced Technology                               46.8%         41.8%       28.5%
Digital Angel Corporation                         38.0          34.1        22.9
InfoTech USA, Inc.                                15.2          22.7        21.9
All Other                                           --           1.4        26.4
"Corporate/Eliminations"                            --            --         0.3
                                             ------------ ------------- -----------
Total                                            100.0%        100.0%      100.0%
                                             ============ ============= ===========

         Our sources of revenue consist of sales of products and services from our three operating segments. Our significant sources of revenue for the year ended December 31, 2003, were as follows:

                                                                                               PERCENTAGE OF
SOURCES OF REVENUE:                                                                            TOTAL REVENUE
Sales of voice, data and video telecommunications networks to government agencies from
  our Advanced Technology segment                                                                       39.0%

Visual identification tags and implantable microchips for the companion animal, livestock, laboratory animal, fish and wildlife markets from our Digital Angel
  Corporation segment                                                                                   25.1%

Sales of IT hardware and services from our InfoTech USA, Inc. segment                                   15.1%

GPS enabled search and rescue equipment, intelligent communications products and services for telemetry, mobile data and radio communications from our Digital Angel
  Corporation segment                                                                                   10.9%

Other products and services                                                                              9.9%
                                                                                            ------------------
Total                                                                                                  100.0%
                                                                                            ==================

         Income (loss) from continuing operations before taxes, minority interest, losses attributable to capital transactions of subsidiary and equity in loss of affiliate from each of our segments during 2003, 2002 and 2001 was as follows (we evaluate performance based on stand-alone segment operating income as presented below):

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
                                                           2003         2002        2001
                                                           ----         ----        ----
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE TAXES,
  MINORITY INTEREST, LOSSES ATTRIBUTABLE TO CAPITAL
    TRANSACTIONS OF SUBSIDIARY AND EQUITY IN LOSS OF
      AFFILIATE BY SEGMENT:                                       (in thousands)
                                                                  --------------
Advanced Technology                                        $(108)        $(786)   $(41,493)
Digital Angel Corporation(1)(2)                           (9,753)      (76,439)    (16,262)
InfoTech USA, Inc.(3)                                     (3,052)         (422)     (1,322)
All Other                                                    298          (320)    (71,636)
"Corporate/Eliminations"(2)(4)                            19,441       (49,310)    (37,428)
                                                      --------------------------------------
Total                                                     $6,826     $(127,277)  $(168,141)
                                                      ======================================

(1) For Digital Angel Corporation, the loss for 2003 includes a goodwill impairment charge of $2.4 million and impairment of certain other intangible assets of $0.6 million, and the loss for 2002 includes a goodwill impairment charge of $62.2 million and an impairment charge related to certain software of $6.4 million.

(2) For Digital Angel Corporation, the amount for 2002 excludes $1.8 million of interest expense associated with our previous obligation to IBM Credit and $18.7 million of stock based non-cash compensation expense associated with pre-merger Digital Angel options which were converted into options to acquire MAS stock, both of which have been reflected as additional expense in the separate financial statements of Digital Angel Corporation included in its Form 10-K dated December 31, 2003. These charges are reflected in "Corporate/Eliminations" for 2002.

(3) For InfoTech USA, Inc., the loss for 2003 includes a goodwill impairment charge of $2.2 million.

(4) For "Corporate/Eliminations", the amount for 2003 includes extinguishment of debt of $70.1 million, as a result of the repayment in full of all of our obligations to IBM Credit on June 30, 2003, and $17.9 million of stock based non-cash compensation expense resulting from severance agreements with certain former officers and directors.

         Advanced Technology Products

         Our current objective is to become an advanced technology development company that focuses on a range of life enhancing, personal safeguard technologies, early warning alert systems, miniaturized power sources and security monitoring systems combined with the comprehensive data management services required to support them. We have five life enhancing technology products, which are available commercially currently or which we expect to be available commercially in the future. They are Digital Angel(TM), Thermo Life(TM), VeriChip(TM), Bio-Thermo(TM) and Personal Locating Device ("PLD"). As of December 31, 2003, we have reported no revenues from the sales of our Thermo Life and PLD products and we have had minimal sales of our Digital Angel, Bio-Thermo and VeriChip products. These products are in various stages of development as follows:

         o Digital Angel(TM) is the integration and miniaturization into marketable products of three technologies: wireless communications (such as cellular), sensors (including bio-sensors) and position location technology (including global positioning systems ("GPS") and other systems). The development of the Digital Angel(TM) technology began in April 1998. The first Digital Angel(TM) technology product, a biosensor chip linked to GPS in a watch/pager device, was marketed from November 2001 to the fourth quarter of 2002. Since then the Digital Angel(TM) technology has been in the development stage and we are uncertain when this technology will be incorporated into our products;

         o Thermo Life(TM) is a thermo-electric generator converting heat to electricity. Since the fourth quarter of 2003, we have been sending samples to potential customers. Beginning in the second quarter of 2004, we plan to begin producing a limited number of units. To date, we have not received an order for the product. If and when an order is received, we plan to be the original equipment manufacturer source.

         o VeriChip(TM) is a human implantable radio frequency verification microchip. VeriChip is currently being sold and shipped worldwide;

         o Bio-Thermo(TM) is a temperature-sensing implantable microchip for use in pets, livestock and other animals. Bio-Thermo was developed by Digital Angel Corporation and is currently being sold and shipped worldwide; and

         o PLD is an implantable GPS location device. The first PLD prototype was completed in December 2002. Since the first quarter of 2003, our research group has worked on minimization of this product through alternative location technology such as wireless triangulation. This product currently remains in the development stage.

RECENT EVENTS

         Reverse Stock Split

         On September 10, 2003, our shareholders approved the granting of discretionary authority to our Board of Directors for a period of twelve months to effect a reverse stock split not to exceed a ratio of 1-for-25, or to determine not to proceed with a reverse stock split. On March 12, 2004, our Board of Directors authorized a 1-for-10 reverse stock split and set April 5, 2004, as the record date and effective dates for the reverse stock split. As a result of the reverse stock split, the par value of our common stock increased from $0.001 to $0.01 per share. In conjunction with the reverse stock split, our Board of Directors authorized a reduction in the number of authorized shares of our common stock from 560.0 million to 125.0 million. Our Board of Directors decided to implement a reverse stock split to reduce the number of issued and outstanding shares, resulting, in part, from our past acquisitions, the payment of debt obligations to IBM Credit and preferred stock and Debenture conversions. Our Board of Directors believes that the reverse stock split may facilitate the continued listing of our common stock on the SmallCap and may enhance the desirability and marketability of our common stock to the financial community and the investing public.

         Employment Agreement

         On April 8, 2004, we entered into an employment contract with Scott
R. Silverman, our Chairman of the Board and Chief Executive Officer. The agreement became effective on January 1, 2004, and terminates five years from the effective date. The employment agreement provides for a base salary of $330,000 with minimum annual increases of 10% of the base salary, a discretionary bonus and other fringe benefits. In addition, it provides for the grant of options to acquire 857,500 shares of our common stock with exercise prices equal to the fair market value on the date of grant. To date, 759,951 options have been granted with exercise prices of $2.57 per share. The options vest ratably over a three-year period commencing April 8, 2004 and expiring on April 8, 2012. Upon termination of employment, certain payments become due, the amount of which depends on the nature of the termination. In addition, the employment agreement contains a change of control provision that provides for the payment of five times the then current base salary and five times the average bonus paid to Mr. Silverman for the three full calendar years immediately prior to the change of control, or the number of years that were completed commencing on the effective date of the agreement and ending on the date of the change of control if less than three calendar years. In addition, any outstanding stock options held by Mr. Silverman as of the date of the change of control become vested and exercisable as of such date, and remain exercisable during the remaining life of the option. All severance and change of control payments made in connection with the employment agreement may be paid in shares of our common stock, subject to necessary approvals, or cash at Mr. Silverman's option.

         Sale of Digital Angel Corporation's Medical Systems Division

         On April 8, 2004, Digital Angel Corporation signed an asset purchase agreement pursuant to which MedAire, Inc. will purchase substantially all the operating assets, excluding land and buildings, of its Medical Systems division for $420,000 plus certain prepaid deposits and the cost of the pharmaceutical inventory and supplies. The assets to be sold include all of the tangible and intangible intellectual property developed for the operation of the division's medical services business, including the systems, procedures, manuals, training materials and customer deliverables, pharmaceutical supplies and other inventory items, customer and supplier contracts, computer software licenses, applications and databases, internet website and domain name, mailing lists, customer records and trademarks, tradenames, service marks and copyrights. The purchase agreement excludes all other Medical Systems division's assets, property and equipment. The transaction is expected to close in the second quarter of 2004. We anticipate incurring a loss of $0.3 million in connection with this transaction.

         In a separate transaction, Digital Angel Corporation has entered into a letter of intent to sell Medical Systems division's real property and certain related fixed assets for an undisclosed sum. The closing is expected to occur on or about April 30, 2004.

         The Medical Systems division represented the business operation of Medical Advisory Systems, Inc. acquired by Digital Angel Corporation on March 27, 2002. The Medical Systems division's operating results for the two years ended December 31, 2003, were as follows:

--------------------------------------------------------------------------------------
                                                             2003             2002
                                                             ----             ----
--------------------------------------------------------------------------------------
Revenue                                                     $2,280           $1,727
--------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------
Loss before provision for income taxes                      $3,482(1)       $31,300(1)
--------------------------------------------------------------------------------------

(1) The loss for 2003 includes a goodwill impairment charge of $2.4 million and impairment of certain other intangible assets of $0.6 million, and the loss for 2002 includes a goodwill impairment charge of $30.7 million

         Securities Purchase Agreement With an Institutional Investor

         On April 16, 2004, we sold 2.0 million shares (the "Shares") of our common stock, par value $0.01 per share, in a private placement to an institutional investor, Satellite Strategic Finance Associates, LLC ("SSFA') under a Securities Purchase Agreement (the "Agreement"). The Agreement provides SSFA with a Series A Warrant, which is exercisable into an additional one million shares (the "Series A Warrant Shares") of our common stock, and a Series B Warrant, which is exercisable into 666,667 shares (the "Series B Warrant Shares") of our common stock. The purchase price for the Shares was $2.749 per share and was based on the average daily volume weighted average price of our common stock for the period of ten trading days ending on and including April 13, 2004. The exercise price of the Series A Warrant Shares and the Series B Warrant Shares is $2.749 and $3.299 per share, respectively. The Series A Warrant may be exercised at any time, at SSFA's option, until the 60th day following the effective date of the registration statement registering the Series A Warrant Shares. The Series B Warrant may be exercised at any time beginning on the one-year anniversary of the issue date and expiring on the sixth anniversary of such issue date. The proceeds from the sale of the Shares were approximately $5.5 million.

         The offer and sale of these securities by us to SSFA is exempt from the registration requirements of the Securities Act of 1933. We have agreed to effect the registration of the Shares, Series A Warrant Shares and Series B Warrant Shares pursuant to a Registration Rights Agreement.

ABOUT US

         Our principal executive offices are located at 400 Royal Palm Way, Suite 410, Palm Beach, Florida 33480, and our telephone number is (561) 805-8000.

                                THE OFFERING
Common stock offered by the selling security holders.      3,305,240 shares

Common stock outstanding after this offering.........      53,018,289 shares (1) (2) (3) as of April 16, 2004

Use of proceeds......................................      We will not receive any proceeds from the sale of
                                                           shares sold by the selling security holders listed
                                                           in this prospectus under "Selling Security
                                                           Holders" beginning on page 20.

Dividend policy......................................      We have not paid, and do not anticipate paying
                                                           dividends on our common stock.

Market price of common stock.........................      The market price of our common stock has ranged
                                                           from a high of $6.10 to a low of $2.40 during the
                                                           12 months preceding the date of this prospectus.

Risk factors.........................................      See "Risk Factors" beginning on page 12, for a
                                                           discussion of factors you should carefully
                                                           consider before deciding to invest in our common
                                                           stock.

Nasdaq SmallCap Market symbol........................      ADSXD until May 4, 2004; ADSX subsequent to May 4 (3)

(1) Includes 2,769,959 shares which were issued to the selling security holders upon the conversion of our $10,500,000 aggregate principal amount of 8.5% Convertible Exchangeable Debentures, plus 535,281 shares which may be issuable to the selling security holders upon the exercise of stock purchase warrants.

(2) Excludes (i) warrants to purchase up to 2,199,319 shares of our common stock which are currently exercisable at a weighted average exercise price of $ 3.86 per share, and (ii) options, 1,660,218 of which are currently exercisable at a weighted average exercise price of $12.04 per share.

(3) In order to provide notification to the investment community that we have effected a 1-for-ten reverse stock split which became effective April 5, 2004, the letter "D" has been appended to our stock symbol for 20 consecutive trading days commencing on April 5, 2004. The letter "D" will be removed from our stock symbol at the end of the twenty day period.

                           SUMMARY FINANCIAL DATA

         The following table sets forth summary consolidated financial data for the periods indicated. It is important that you read this information together with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes to those financial statements incorporated into this prospectus by reference to our Annual Report on Form 10-K, as amended, for the year ended December 31, 2003. The historical results are not necessarily indicative of results to be expected for future periods.

                                                                   FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                                       -------------------------------------------------------------
                                                         2003        2002          2001          2000        1999
                                                         ----        ----          ----          ----        ----

STATEMENT OF OPERATIONS DATA:
                                                                 (in thousands, except per share amounts)
Net revenue                                            $ 95,267   $ 100,212      $ 156,487    $ 135,007    $ 129,064
Cost of products and services sold                       66,447      68,562        110,677       82,968       75,442
                                                       --------   ---------      ---------    ---------    ---------
 Gross profit                                            28,820      31,650         45,810       52,039       53,622
 Selling, general and administrative expense             56,656      66,450        102,316       61,996       58,960
 Research and development expense                         6,255       4,130          8,783        2,745           --
 Depreciation and amortization                            1,754       3,929         28,061       10,580        5,417
 Asset impairment restructuring and
   unusual costs                                          5,442      69,382         71,719        6,383        2,550
(Gain) loss on extinguishment of debt                   (70,064)         --         (9,465)          --          249
Loss (gain) on sales of subsidiaries and assets             330        (132)         6,058         (486)     (20,075)
 Interest and other income                               (1,115)     (2,356)        (2,076)      (1,095)        (422)
 Interest expense                                        22,736      17,524          8,555        5,901        3,478
                                                       --------   ---------      ---------    ---------    ---------
 Income (loss) from continuing
   operations before provision (benefit) for taxes,
   minority interest, losses attributable to capital
   transactions of subsidiary and
   equity in net loss of affiliate                        6,826    (127,277)      (168,141)     (33,985)       3,465
 Provision (benefit) for income taxes                     1,702         326         20,870       (5,040)       1,091
                                                       --------   ---------      ---------    ---------    ---------
 Income (loss) from continuing
   operations before minority interest, losses
   attributable to capital transactions of
   subsidiary and equity in net loss of affiliate         5,124    (127,603)      (189,011)     (28,945)       2,374
 Minority interest                                       (5,180)    (18,474)          (718)         229          (46)
 Net loss on capital transactions of subsidiary             244       2,437             --           --           --
 Loss attributable to changes in minority interest
  as a result of capital transactions of subsidiary       6,535       2,048             --           --           --
 Equity in net loss of affiliate                             --         291            328           --           --
                                                       --------   ---------      ---------    ---------    ---------
 Income (loss) from continuing operations                 3,525    (113,905)      (188,621)     (29,174)       2,420
 Income (loss) from discontinued
   operations, net of income taxes                           --          --            213      (75,702)       3,012
 (Loss) income on disposal of
   discontinued operations, including
   provision for operating losses during
   phase-out period, net of income taxes                   (382)      1,420        (16,695)      (7,266)          --
                                                       --------   ---------      ---------    ---------    ---------

 Net income (loss)                                        3,143    (112,485)      (205,103)    (112,142)       5,432
 Preferred stock dividends and other                         --          --         (1,147)        (191)          --
  Accretion of beneficial conversion
   feature of preferred stock                                --          --         (9,392)      (3,857)          --
                                                       --------   ---------      ---------    ---------    ---------
 Net income (loss) available to common
   shareholders                                        $  3,143   $(112,485)     $(215,642)   $(116,190)   $   5,432
                                                       ========   =========      =========    =========    =========

   PROFORMA EARNINGS (LOSS) PER SHARE ADJUSTED FOR THE REVERSE STOCK SPLIT

         On March 12, 2004, our Board of Directors authorized a 1-for-10 reverse stock split which was effectuated April 5, 2004. The reverse stock split had the effect of reducing the number of issued and outstanding shares of our common stock, and accordingly, earnings (loss) per share increased as a result of the decrease in the weighted average shares outstanding. The following presents our basic and diluted earnings (loss) per share to give retroactive effect to the reverse stock split:

                                                                         (UNAUDITED)
                                                           FOR THE FISCAL YEAR ENDED DECEMBER 31,
                                                ----------------------------------------------------------
                                                 2003          2002       2001          2000         1999
                                                 ----          ----       ----          ----         ----
 Net income (loss) per common
  share - basic:
    Continuing operations                       $0.10         $(4.23)   $(11.70)       $(5.20)       $0.52
    Discontinued operations                     (0.01)          0.05      (1.00)       (13.00)        0.64
                                                -----         ------    -------       -------        -----
      Net income (loss) per common
        share-basic                             $0.09         $(4.18)   $(12.70)      $(18.20)       $1.16
                                                =====         ======    =======       =======        =====


 Net income (loss) per common
  share - diluted:
    Continuing operations                       $0.09         $(4.23)   $(11.70)       $(5.20)       $0.48
    Discontinued operations                     (0.01)          0.05      (1.00)       (13.00)        0.60
                                                -----         ------    -------       -------        -----
      Net income (loss) per common
        share-diluted                           $0.08         $(4.18)   $(12.70)      $(18.20)       $1.08
                                                =====         ======    =======       =======        =====

 Average common shares outstanding:
    Basic                                      36,178         26,923     17,000         6,382        4,681
    Diluted                                    37,299         26,923     17,000         6,382        5,009



                                                                   AS OF DECEMBER 31,
                                            ------------------------------------------------------------
                                              2003         2002         2001        2000           1999
                                              ----         ----         ----        ----           ----
                                                               (AMOUNTS IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents                   $10,161       $5,818       $3,696       $8,039        $2,181
Restricted cash                                 765           --           --           --            --
Due from buyers of divested subsidiary           --           --        2,625           --        31,302
Property and equipment                        9,365        9,822       20,185       21,368         6,649
Goodwill                                     63,331       67,818       90,831      166,024        24,285
Net (liabilities) assets of discontinued
 operations                                  (9,545)      (9,368)      (9,460)       8,076        75,284
Total assets                                114,262      117,233      167,489      319,451       186,605
Long-term debt                                2,860        3,346        2,586       69,146        33,260
Total debt                                    8,996       85,225       86,422       74,374        62,915
Minority interest                            23,029       18,422        4,460        4,879         1,292
Redeemable preferred stock and option            --           --        5,180       18,620            --
Stockholders' equity (deficit)              $32,736      (36,092)      28,119      160,562        92,936

         Effective January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets (FAS 142). FAS 142 requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually.

         The following table presents the impact of FAS 142 on our selected financial data as indicated. The per share amounts have been adjusted for the 1-for-10 reverse stock split discussed above.

                                                                 YEAR ENDED     YEAR ENDED    YEAR ENDED
                                                                DECEMBER 31,   DECEMBER 31,  DECEMBER 31,
                                                                    2001           2000          1999
                                                                    ----           ----          ----
         Net (loss) income available to common stockholders:
         Net (loss) income available to common stockholders
           as reported                                           $(215,642)     $(116,190)     $ 5,432
         Add back: Goodwill amortization                            21,312          9,415        2,602
         Add back: Equity method investment amortization             1,161             --           --
                                                                 ---------      ---------      -------
         Adjusted net (loss) income                              $(193,169)     $(106,775)     $ 8,034
                                                                 =========      =========      =======

         Earnings (loss) per common share - basic:
         Net (loss) income per share - basic, as reported        $  (12.70)     $  (18.20)     $  1.16
         Goodwill amortization                                        1.25           1.48         0.56
         Equity method investment amortization                        0.07             --           --
                                                                 ---------      ---------      -------
         Adjusted net (loss) income - basic                      $  (11.38)     $  (16.72)     $  1.72
                                                                 =========      =========      =======

         Earnings (loss) per common share - diluted:
         Net (loss) income per share - diluted, as reported      $  (12.70)     $  (18.20)     $  1.08
         Goodwill amortization                                        1.25           1.48         0.52
         Equity method investment amortization                        0.07             --           --
                                                                 ---------      ---------      -------
         Adjusted net (loss) income per share - diluted          $  (11.38)     $  (16.72)     $  1.60
                                                                 ==========     =========      =======

                                RISK FACTORS

         You should carefully consider the risks described below and all other information contained in or incorporated by reference into this prospectus before making an investment decision. If any of the following risks, or other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares could decline, and you may lose part or all of your investment.

         WE HAVE A HISTORY OF OPERATING LOSSES AND NEGATIVE CASH FLOWS AND WE MAY NOT BECOME PROFITABLE IN THE FUTURE, WHICH COULD RESULT IN OUR INABILITY TO CONTINUE OPERATIONS IN THE NORMAL COURSE OF BUSINESS.

         Historically we have suffered losses and have not generated positive cash flows from operations. This raised doubt in the past about our ability to continue as a going concern. As of December 31, 2003, as a result of the reduced settlement payment of the our debt obligations to IBM, the conversion to equity of our obligations under the Debentures, and the sale of 3.0 million shares of our common stock under our 3.0 million share offering, we have mitigated the substantial doubt regarding our ability to continue as a going concern.

         Excluding a gain on the extinguishment of debt of $70.1 million, we incurred a net loss from continuing operations for the year ended December 31, 2003, of $66.5 million and we incurred net losses from continuing operations of $113.9 million and $188.6 million for the years ended December 31, 2002 and 2001, respectively. Our consolidated operating activities used cash of $11.4 million, $3.9 million and $18.0 million during 2003, 2002 and 2001, respectively. We have funded our operating cash requirements, as well as our capital needs, during these periods with the proceeds from our investing and/or our financing activities.

         As of December 31, 2003, we reported minimal revenues from the sales of our Digital Angel(TM), VeriChip(TM) and Bio Thermo(TM) products and we have had no sales of our Thermo Life(TM) and PLD products. As of December 31, 2003, we had a consolidated cash balance of $10.2 million, which we believe, along with other sources of funds, will provide us with sufficient working capital for the twelve months ending December 31, 2004. However, beyond that time frame, we believe that absent significant improvement in the sales of these advanced technology products, our business operations are unlikely to provide sufficient cash flow to support our operational requirements. Our profitability and liquidity depend on many factors including the success of our marketing programs, the maintenance and reduction of expenses and our ability to successfully develop and bring to market our new products and technologies. Our ability to achieve profitability and/or generate positive cash flows from operations is predicated upon numerous factors with varying levels of importance as follows:

     o First, we will attempt to successfully implement our business plans, manage expenditures according to our budget, and generate positive cash flow from operations;

     o Second, we will attempt to develop an effective marketing and sales strategy in order to grow our business and compete successfully in our markets;

     o Third, we will attempt to obtain the necessary approvals to expand the market for the VeriChip product in order to improve the product's salability;

     o Fourth, we will attempt to realize positive cash flow with respect to our investment in Digital Angel Corporation in order to provide us with an appropriate return on our investment; and

     o Finally, we will attempt to complete the development of the Digital Angel and PLD products.

         If we are not successful in managing these factors and achieving these goals, it could have a material adverse effect on our business, financial condition and results of operations, which could result in our inability to continue operations in the normal course of business.

         OUR FAILURE TO GENERATE POSITIVE CASH FLOW FROM OPERATIONS WILL HAVE A SUBSTANTIAL NEGATIVE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Our operating activities did not provide positive cash flow during 2003, 2002 and 2001. Our sources of liquidity may include proceeds from the sale of common stock and preferred shares, proceeds from the sale of businesses, proceeds from the sale of the Digital Angel Corporation common stock owned by us, proceeds from the sale of the Company's stock issued to Digital Angel Corporation under the Share Exchange Agreement, proceeds from accounts receivable and inventory financing arrangements, proceeds from the exercise of stock options and warrants, and the raising of other forms of debt or equity through private placement or public offerings, which may not be available to us on favorable terms. In the future, if we fail to generate positive cash flow from operations, it will have a materially adverse effect on our business, financial condition and results of operations.

         OUR STOCK PRICE HAS BEEN VOLATILE AND HAS DECREASED SIGNIFICANTLY OVER THE PAST FEW YEARS, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE AT WHICH YOU ACQUIRED THEM.

         Since January 1, 2000, the price per share of our common stock has ranged from a high of $180.00 to a low of $0.30, or $18.00 and $0.03, respectively, on a pre-stock split basis. The price of our common stock has been, and may continue to be, highly volatile and subject to wide fluctuations. The market value of our common stock has declined over the past few years in part due to our operating performance. In the future, broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. Declines in the market price of our common stock could affect our access to capital, which may impact our ability to continue as a going concern. In addition, declines in the price of our common stock may harm employee morale and retention, curtail investment opportunities presented to us, and negatively impact other aspects of our business. As a result of these declines, you may be unable to resell your shares at or above the price at which you acquired them.

         BECAUSE OF RECENT PERIODS OF VOLATILITY IN THE MARKET PRICE OF OUR SECURITIES, WE FACE A HEIGHTENED RISK OF SECURITIES CLASS ACTION LITIGATION, WHICH COULD SIGNIFICANTLY HARM OUR BUSINESS OPERATIONS AND FINANCIAL CONDITION.

         Because of recent periods of volatility in the market price of our securities, we face a heightened risk of securities class action litigation. In March 2004, the court approved the settlement of a purported securities fraud class action covered entirely by insurance proceeds, which was filed against us and one of our former directors. While the class action was settled, additional litigation of this type could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our business operations and financial condition.

         WE MAY BE REQUIRED TO ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK IN CONNECTION WITH PRIOR AGREEMENTS, AND AS A RESULT, YOUR INVESTMENT IN OUR COMMON STOCK MAY BE FURTHER DILUTED.

         As of April 16, 2004, there were 52,483,008 shares of our common stock outstanding. Since January 1, 2001, we have issued a net aggregate of 42,334,338 shares of common stock, of which:

     o 9,726,163 shares were issued in connection with acquisitions of businesses and assets;

     o 6,481,063 shares were issued upon conversion of our Series C Preferred Stock;

     o   2,769,959 shares were issued in connection with the Debentures;

     o 7,996,558 shares were issued in connection with two best-efforts offerings of our common stock through the efforts of a placement agent J.P. Carey Securities, Inc.;

     o 6,825,000 shares were issued in connection with three severance agreements with our former officers and directors;

     o 1,980,000 shares were issued to Digital Angel Corporation under the terms of a Share Exchange Agreement; and

     o 2,000,000 shares were issued in a private placement to an institutional investor.

         We have effected, and will likely continue to effect, acquisitions and contracts for services through the issuance of common stock or our other equity securities. Such issuances of additional securities may be dilutive to the value of our common stock and may have a material adverse impact on the market price of our common stock.

         WE HAVE ISSUED AND OUTSTANDING A SIGNIFICANT NUMBER OF DERIVATIVE SECURITIES AND THE EXERCISE OF THESE OPTIONS AND WARRANTS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK, AND COULD HAVE A NEGATIVE IMPACT ON THE VALUE OF YOUR INVESTMENT IN OUR COMMON STOCK.

         As of April 16, 2004, there were outstanding warrants and options to acquire up to 5,986,361 additional shares of our common stock. In addition, as of April 16, 2004, we had 582,891 additional shares of our common stock available to be issued in the future under our Employee Stock Purchase Plan. The exercise of outstanding options and warrants and the sale in the public market of the shares purchased upon exercise could have a negative impact on the value of your investment in our common stock.

         WE HAVE MADE SIGNIFICANT CHANGES TO OUR BUSINESS MODEL AND WE HAVE EXPANDED INTO DIFFERENT PRODUCT LINES INCLUDING NEW UNPROVEN TECHNOLOGIES AND OUR NEW BUSINESS MODEL MAY NOT BE SUCCESSFUL.

         During the past few years, we have made significant changes to our business model as a result of a new business strategy and the expansion into different product lines including new unproven technologies such as Digital Angel, VeriChip and Thermo Life. If we are not successful in implementing our new business model and developing and marketing our new technology products, our advanced technology products may not gain sufficient market acceptance to be profitable or otherwise be successful and the market price of our securities will most likely decrease.

         WE RELY HEAVILY ON OUR REVENUES DERIVED FROM OUR FEDERAL
TELECOMMUNICATIONS BUSINESS, AND THE LOSS OF, OR A SIGNIFICANT REDUCTION IN, ORDERS FROM THE UNITED STATES GOVERNMENT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         Approximately $37.1 million, or 83.2%, $31.3 million, or 74.7%, and $27.4 million, or 61.5%, of our Advanced Technology segment's revenue for the years 2003, 2002 and 2001, respectively, were generated by our wholly-owned subsidiary, Computer Equity Corporation. Approximately 99.3%, 99.1% and 77.7% of Computer Equity Corporation's revenue for the years 2003, 2002 and 2001, respectively, were generated through sales to various agencies of the United States federal government. Computer

Equity Corporation provides telecommunications products and services and holds less than one percent of the federal telecommunications market share. Computer Equity's business is highly competitive, and we expect that the competitive pressures it faces will not diminish in the future. Many of our competitors have greater financial, technological, marketing and other resources than we do. The loss of, or a significant reduction in, federal telecommunications orders could have a material adverse effect on our financial condition and results of operations.

         DIGITAL ANGEL CORPORATION COMPETES WITH OTHER COMPANIES IN THE VISUAL AND ELECTRONIC IDENTIFICATION MARKET, AND THE PRODUCTS SOLD BY ITS COMPETITORS COULD BECOME MORE POPULAR THAN ITS PRODUCTS OR RENDER ITS PRODUCTS OBSOLETE, WHICH COULD HAVE A MATERIAL ADVERSE AFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The market for visual and electronic identification for companion animals and livestock is highly competitive. We believe that our principal competitors in the visual identification market for livestock are AllFlex USA and Y-Tex Corporation, and that our principal competitors in the electronic identification market that have developed permanent electronic identification devices for the companion animal market are AllFlex USA, Datamars SA and Avid Plc. In addition, other companies could enter this line of business in the future. Some of Digital Angel Corporation's competitors have substantially greater financial and other resources than it does. Digital Angel Corporation may not be able to compete successfully with those competitors, and those competitors may develop or market technologies and products that are more widely accepted than Digital Angel Corporation's products or that could render its products obsolete or noncompetitive, which could have a material adverse affect on our financial condition and results of operations.

         OUR DIGITAL ANGEL CORPORATION'S ANIMAL APPLICATIONS DIVISION RELIES HEAVILY ON SALES TO GOVERNMENT CONTRACTORS, AND ANY DECLINE IN THE DEMAND BY THESE CUSTOMERS FOR ITS PRODUCTS COULD NEGATIVELY AFFECT OUR BUSINESS.

         The principal customers for electronic identification devices for fish are government contractors that rely on funding from the United States government. Because the contractors rely heavily on government funds, any decline in the availability of such funds could result in a decreased demand by these contractors for Digital Angel Corporation's products. Any decrease in demand by such customers could have a material adverse effect on our financial condition and results of operations.

         INFOTECH USA, INC. COMPETES IN A HIGHLY COMPETITIVE MARKET, AND IT EXPECTS TO FACE FURTHER COMPETITION FROM NEW MARKET ENTRANTS AND POSSIBLE ALLIANCES BETWEEN COMPETITORS IN THE FUTURE, WHICH COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         InfoTech USA, Inc. competes in a highly competitive market with IT products and services providers that vary greatly in their size and technical expertise. Its primary competitors are Manchester Technologies, Inc., AlphaNet Solution, Inc., En Pointe Technologies, Inc., Micros-to-Mainframes, Inc., and Pomeroy Computer Resources. Additionally, we expect InfoTech USA, Inc. to face further competition from new market entrants and possible alliances between competitors in the future, which could have a material adverse effect on our financial condition and results of operations.

         THE BOOK VALUE OF OUR INVENTORY HAS INCREASED AND WE FACE THE RISKS THAT THE VALUE OF OUR INVENTORY MAY DECLINE BEFORE WE SELL IT OR THAT WE MAY NOT BE ABLE TO SELL OUR INVENTORY AT THE PRICES WE ANTICIPATE.

         On December 31, 2003, the book value of our inventory was $9.5 million as compared to a book value of $6.4 million as of December 31, 2002. We attribute the increase to an increase in work-in-process related to government contract projects and the accumulation of inventory by Digital Angel Corporation in anticipation of future sales. Our success depends in part on our ability to purchase inventory at attractive prices relative to its resale value and our ability to turn our inventory rapidly through sales. If we pay too much or hold inventory too long, we may be forced to sell our inventory at a discount or at a loss or write down its value, and our business could be materially adversely affected.

         DIGITAL ANGEL CORPORATION MAY NOT HAVE SUFFICIENT FUNDS TO REPAY ITS OBLIGATIONS TO LAURUS MASTER FUND WHEN THEY BECOME DUE.

         Digital Angel Corporation may not have sufficient funds to repay Laurus Master Fund ("Laurus") when its debt obligations to Laurus become due. Accordingly, it may be required to obtain the funds necessary to repay these obligations either through refinancing, the issuance of additional equity or debt securities or the sale of assets. Digital Angel Corporation may be unable to obtain the funds needed, if any, to repay the obligations from any one or more of these other sources on favorable economic terms or at all. If Digital Angel Corporation is unable to obtain funds to repay this indebtedness, it may be forced to dispose of its assets or take other actions on disadvantageous terms, which could result in losses to Digital Angel Corporation and could have a material adverse effect on our financial condition and results of operations.

         THE TERMS OF DIGITAL ANGEL CORPORATION'S DEBT OBLIGATIONS TO LAURUS SUBJECT US TO THE RISK OF FORECLOSURE ON SUBSTANTIALLY ALL OF DIGITAL ANGEL CORPORATION'S ASSETS.

         To secure the payment of all obligations owed to Laurus, Digital Angel Corporation has granted to Laurus a security interest in and lien upon all of its property and assets, whether real or personal, tangible or intangible, whether now owned or hereafter acquired, or in which it now has, or at any time in the future may acquire, any right, title or interest. The occurrence of an event of default under any of its obligations would subject Digital Angel Corporation to foreclosure by Laurus on substantially all of its assets to the extent necessary to repay any amounts due. Any such defaults and resulting foreclosure would have a material adverse effect on our financial condition.

         INFOTECH USA, INC. MAY NOT BE SUCCESSFUL IN OBTAINING A REPLACEMENT FOR ITS IBM CREDIT FACILITY, WHICH COULD HAVE A MATERIAL ADVERSE IMPACT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

         Currently, the InfoTech USA, Inc. segment finances its accounts receivable and inventory through a financing arrangement with IBM Credit, which provides financing on inventory purchases up to $1.8 million. Borrowing for purchases is based upon 75% of all eligible receivables due within 90 days and up to 100% of all eligible inventories. Borrowings under the financing arrangement with IBM Credit were $0.8 million at December 31, 2003. On September 5, 2003, InfoTech USA, Inc. received a letter from IBM Credit constituting their formal notice of termination of the agreement. The effective date of such termination, which was originally set for March 10, 2004, has been extended until April 23, 2004. InfoTech USA, Inc. is currently in the process of securing other financing and expects to replace its financing arrangement. However, if InfoTech USA, Inc. is not successful in obtaining a replacement for the IBM Credit financing arrangement, which is needed to fund its operations in the coming year and beyond, InfoTech USA, Inc. may not be able to continue in the ordinary course of business, which could have a material adverse impact on our financial condition, results of operations and cash flows.

         DIGITAL ANGEL CORPORATION'S ISSUANCES OF ITS COMMON STOCK TO THIRD PARTIES GIVE RISE TO A REDUCTION OF OUR OWNERSHIP INTEREST AND MAY RESULT IN SIGNIFICANT LOSSES, WHICH COULD ADVERSELY AFFECT OUR FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS.

         Gains where realizable and losses on issuance of shares of stock by our consolidated subsidiary, Digital Angel Corporation, are reflected in our Consolidated Statement of Operations. These gains and losses result from the difference between the carrying amount of the pro-rata share of our investment in Digital Angel Corporation and the net proceeds from the issuances of the stock. In the past, the issuances of stock to third parties by Digital Angel Corporation have also given rise to losses as a result of the reduction of our ownership interest in Digital Angel Corporation. Future stock issuances to third parties by Digital Angel Corporation, including upon the exercise of stock options and warrants, the conversion of debt, or the conversion of Digital Angel Corporation's Series A Preferred Stock issued in connection with its acquisition of OuterLink Corporation, will further dilute our ownership percentage, which may give rise to significant losses. If we incur such losses, and/or become unable to consolidate the operations of Digital Angel Corporation, it could have a material adverse impact on our financial condition and results of operations.

         DIGITAL ANGEL CORPORATION DEPENDS ON A SINGLE PRODUCTION
ARRANGEMENT WITH RAYTHEON CORPORATION FOR OUR PATENTED SYRINGE-INJECTABLE MICROCHIPS WITHOUT THE BENEFIT OF A FORMAL WRITTEN AGREEMENT, AND THE LOSS OF OR ANY SIGNIFICANT REDUCTION IN THE PRODUCTION COULD HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

         We rely solely on a production arrangement with Raytheon Corporation for the manufacture of our patented syringe-injectable microchips that are used in all of our implantable electronic identification products, but we do not have a formal written agreement with Raytheon. Raytheon utilizes our proprietary technology and our equipment in the production of our syringe-injectable microchips. The termination, or any significant reduction, by Raytheon of the assembly of our microchips or a material increase in the price charged by Raytheon for the assembly of our microchips could have an adverse effect on our financial condition and results of operations. In addition, Raytheon may not be able to produce sufficient quantities of the microchips to meet any significant increased demand for our products or to meet any such demand on a timely basis. Any inability or unwillingness of Raytheon to meet our demand for microchips would require us to utilize an alternative production arrangement and remove our automated assembly production machinery from the Raytheon facility, which would be costly and could delay production. Moreover, if Raytheon terminates our production arrangement, we cannot ensure that the assembly of our microchips from another source would be on comparable or acceptable terms. The failure to make such an alternative production arrangement could have an adverse effect on our business.

         IF WE DO NOT PREVAIL IN ONGOING LITIGATION WE MAY BE REQUIRED TO PAY SUBSTANTIAL DAMAGES.

         We are party to various legal actions as either plaintiff or defendant. The ultimate outcome of these actions and the estimates of the potential future impact on our financial position, cash flows or results of operations for these proceedings could have a material adverse effect on our business. In addition, we will continue to incur additional legal costs in connection with pursuing and defending such actions.

         OUR INTELLECTUAL PROPERTY RIGHTS OR PATENT RIGHTS MIGHT NOT PROVIDE PROTECTION AND MIGHT BE INVALID OR UNENFORCEABLE.

         Our ability to commercialize any of our products under development will depend, in part, on our ability to obtain patents, enforce those patents, preserve trade secrets, and operate without infringing on the proprietary rights of third parties. The patent applications licensed to or owned by us may not result in issued patents, patent protection may not be secured for any particular technology, any patents that have been or may be issued to us may not be valid or enforceable and patents issued may not provide meaningful protection to us. Furthermore, we do not own the VeriChip technology that is produced under patents #6,400,338 and #5,211,129. This technology is owned by Digital Angel Corporation and licensed to VeriChip under an exclusive product and technology license with a remaining term through March 2013. VeriChip Corporation may be unable to retain licensing rights for the use of these patents beyond the licensing period or the license may be terminated early.

         OUR FAILURE TO COMPLY WITH APPLICABLE REGULATORY REQUIREMENTS REGARDING VERICHIP CAN, AMONG OTHER THINGS, RESULT IN FINES, SUSPENSIONS OF REGULATORY APPROVALS, PRODUCT RECALLS, OPERATING RESTRICTIONS AND CRIMINAL PROSECUTION.

         Some of our current or future products may be subject to government regulation and, in some cases, pre-approval. By letter dated October 17, 2002, the FDA issued a determination that the VeriChip product is not a medical device under Section 513(g) of the Federal Food, Drug and Cosmetic Act with respect to its intended security, financial and personal identification/safety applications. However, the FDA further stated in its determination letter that with respect to the use of the VeriChip product in health information applications, VeriChip is a medical device subject to the FDA's jurisdiction. On November 8, 2002, we received a letter from the FDA, based upon correspondence from us to the FDA, warning us not to market VeriChip for medical applications. While we currently intend to market and distribute the VeriChip product for security, financial and personal identification/safety applications, in the future, we plan to expand our marketing and distribution efforts to healthcare information applications of the product, subject to any and all necessary FDA and other approvals. Our future failure to comply with the applicable regulatory requirements could, among other things, result in fines, suspensions of regulatory approvals, product recalls, operating restrictions and criminal prosecution, any of which could have a material adverse effect on us.

         DIGITAL ANGEL CORPORATION IS SUBJECT TO GOVERNMENT REGULATION AND ANY ACTION ON THE PART OF REGULATORS COULD HAVE A MATERIAL ADVERSE EFFECT ON DIGITAL ANGEL CORPORATION'S BUSINESS.

         Digital Angel Corporation is subject to federal, state and local regulation in the United States and other countries, and it cannot predict the extent to which it may be affected by future legislative and other regulatory developments concerning its products and markets. Digital Angel Corporation develops, assembles and markets a broad line of electronic and visual identification devices for the companion animal, livestock and wildlife markets. Digital Angel Corporation's readers must and do comply with the FCC Part 15 Regulations for Electromagnetic Emissions, and the insecticide products purchased and resold by Digital Angel Corporation have been approved by the U.S. Environmental Protection Agency (EPA) and are produced under EPA regulations. Sales of insecticide products are incidental to Digital Angel Corporation's primary business and do not represent a material part of its operations or revenues. Digital Angel Corporation's products also are subject to compliance with foreign government agency requirements. Digital Angel Corporation's contracts with its distributors generally require the distributor to obtain all necessary regulatory approvals from the governments of the countries into which they sell Digital Angel Corporation's products. However, any such approval may be subject to significant delays. Some regulators also have the authority to revoke approval of previously approved products for cause, to request recalls of products and to close manufacturing plants in response to violations. Any actions by these regulators could materially adversely effect Digital Angel Corporation's business.

         CERTAIN FACTORS COULD IMPAIR DIGITAL ANGEL CORPORATION'S ABILITY TO DEVELOP AND SELL ITS PRODUCTS IN CERTAIN MARKETS.

         The electronic animal identification market can be negatively affected by such factors as food safety concerns, consumer perceptions regarding cost and efficacy, international technology standards, national infrastructures, and slaughterhouse removal of microchips. The occurrence of any of these factors could prevent Digital Angel Corporation from selling or materially impair its ability to sell its products in certain markets and could negatively affect our business.

         WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS FROM THE USE OF OUR PRODUCTS THAT COULD RESULT IN COSTS OR DAMAGES PAYABLE BY US ADVERSELY EFFECTING OUR BUSINESS, FINANCIAL CONDITION, AND RESULTS OF OPERATIONS.

         Manufacturing, marketing, selling, and testing our products under development entail a risk of product liability. We could be subject to product liability claims in the event our products or products under development fail to perform as intended. Even unsuccessful claims could result in the expenditure of funds in litigation and the diversion of management time and resources and could damage our reputation and impair the marketability of our products. While we maintain liability insurance, it is possible that a successful claim could be made against us, that the amount of indemnification payments or insurance would not be adequate to cover the costs of defending against or paying such a claim, or that damages payable by us would have a material adverse effect on our business, financial condition, and results of operations.

         THE DIGITAL ANGEL AND PLD TECHNOLOGIES ARE NOT DEVELOPED FOR COMMERCIAL DEPLOYMENT AND THERE IS NO CERTAINTY THAT THEY WILL BE
SUCCESSFULLY MARKETED.

         Our ability to develop and commercialize products based on the Digital Angel and PLD proprietary technologies will depend on our ability to develop our products internally on a timely basis. However, there is no certainty that these technologies will be developed, and if developed, that they will be successfully marketed.

         CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

         This prospectus and some of the documents incorporated in this prospectus by reference contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including statements regarding the prospects of our industry and our prospects, plans, financial position and business strategy, may constitute forward-looking statements. These statements are subject to many important factors that could cause actual results to differ materially from those projected in the forward-looking statements. Among these factors are those included in this prospectus under the heading "Risk Factors" and those which are discussed in our most recently filed Annual Report on Form 10-K, as amended, under the heading "Risk Factors" and elsewhere, which is incorporated by reference in this prospectus.

                               USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling security holders listed in this prospectus under "Selling Security Holders" beginning on page 20.

                          SELLING SECURITY HOLDERS

         This prospectus relates to resales of 3,305,240 shares of our common stock, par value $.01 per share, being offered in connection with the Debentures and Warrants as follows:

         o 2,769,959 shares issued upon conversion of the Debentures under the terms of the letter agreement entered into with the Debenture holders in November 2003; and

         o up to 535,281 shares issuable upon the exercise of the Warrants.

         On June 30, 2003, we entered into the Debenture Agreement ("the Agreement") with certain Purchasers, collectively referred to as the Purchasers or the Debenture holders. In connection with the Agreement, we issued to the Purchasers the Debentures due November 1, 2005. Subject to the terms under the various agreements, the Debentures were convertible into shares of our common stock or exchangeable for shares of the Digital Angel Corporation common stock owned by us, or a combination thereof, at the Purchasers' option prior to the maturity date of November 1, 2005. On November 12, 2003, we announced that we had entered into a letter agreement with the Debentures holders. Under the letter agreement, the Debenture holders were required to convert a minimum of 50% of the outstanding principal amount of the Debentures, plus all accrued and unpaid interest, into shares of our common stock on November 12, 2003, the First Conversion Date, at a conversion price of $0.35 per share. In addition, the Purchasers were required to convert any remaining outstanding principal amount of the Debentures plus accrued interest on or before November 19, 2003, the Second Conversion Date. The conversion price for the Second Conversion Date was 84% of the volume weighted average trading price of our common stock for the five trading days prior to November 17, 2003, which average was $4.406. As of November 19, 2003, the total principal amount of the Debentures were converted, and accordingly, our obligations under the Debentures have been satisfied in full. We issued an aggregate of approximately 2.8 million shares of our common stock in connection with the conversions taking place on the First and Second Conversion Dates. In addition, in connection with the exchange of a portion of the Debentures, we issued an aggregate of 0.3 million shares of the Digital Angel Corporation common stock that we owned.

         In connection with the Agreement, we granted to the Purchasers Warrants to acquire 535,281 shares of our common stock, or 950,742 shares of Digital Angel Corporation's common stock currently outstanding and owned by us, or a combination of shares from both companies, at the Purchasers' option. The Warrants are subject to anti-dilution provisions, including adjustment of the exercise prices. The current exercise prices are $2.749 and $3.178 for our common stock and Digital Angel Corporation's common stock, respectively. The Warrants vest immediately and are exercisable through June 30, 2007.

         The Warrants are subject to adjustment upon:

         o the issuance of shares of common stock, or options or other rights to acquire common stock, at an issuance price lower than the exercise price under the Warrants;

         o the declaration or payment of a dividend or other distribution on our common stock; and

         o the issuance of any other of our securities on a basis which would otherwise dilute the purchase rights granted by the Warrants.

         As a result of the Securities Purchase Agreement we entered into with SSFA, and more fully discussed in this prospectus on page 7, the exercise price of the Warrants related to our common stock was adjusted from the original exercise price of $5.64 per share to $2.749 per share, as a result of the anti-dilution provisions of the Warrants.

         The exercise price of the Warrants must be paid in cash, however, if at any time after one year from the date of issuance of the Warrants there is not an effective registration statement registering the underlying shares, the warrant exercise price may be made by means of a cashless exercise.

         We are registering the shares in order to permit the selling security holders to offer the shares of common stock for resale from time to time. None of the selling security holders listed below have had any material relationship with us within the past three years except as follows:

         On October 26, 2000, we issued $2.6 million in stated value of our Series C preferred stock and related warrants to a select group of institutional investors including Elliott Associates L.P. and Elliott International L.P. in a private placement for an aggregate purchase price of $20.0 million. The Series C preferred stock was convertible into shares of our common stock at various conversion rates. As of December 31, 2001, all of the preferred shares had been converted into shares of our common stock.

         The holders of the Series C preferred stock also received warrants to purchase up to an additional 85,094 shares of our common stock. Elliott Associates, L.P. and Elliott International, L.P. received 14,183 and 28,365 of such warrants, respectively.

         The table below lists the selling security holders and other information regarding the beneficial ownership of our common stock by each of the selling security holders. The column titled "Number of Shares Offered Hereby" lists for each selling security holder, the number of shares of common stock, based on its ownership of the Debentures and Warrants that were issued to the selling security holder upon conversion of the Debentures, and that may be issuable upon exercise of the Warrants.

         The percentage owned by each selling security holder prior to the offering reflects the shares issued upon conversion of the Debentures and the shares issuable upon the exercise of the Warrants, and for two of the selling security holders, additional warrants held at the time of the registration statement. The amount and percentage owned after the offering assumes the sale of all of the common stock being registered on behalf of each of the selling security holders under this registration statement.

         Under the terms of the Debentures and Warrants, no selling security holder may receive shares in connection with the Debentures or the exercise of the Warrants to the extent such conversion, redemption, payments or exercise would cause such selling security holder, together with its affiliates, to beneficially own more than 4.99% of the outstanding shares of our then outstanding common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon exercise of the Warrants which have not been exercised. The number of shares in the table below does not reflect this limitation. The selling security holders may sell all, some or none of their shares in this offering. See "Plan of Distribution" beginning on page 24 below.


                                        DEEMED OWNERSHIP PRIOR TO THE     NUMBER OF SHARES          OWNERSHIP AFTER
         SELLING SECURITY HOLDER                  OFFERING                 OFFERED HEREBY             THE OFFERING
         -----------------------         -------------------------         --------------       ----------------------
                                            SHARES             %                                  SHARES             %
                                            ------             -                                  ------             -
    Elliott Associates, L.P.               438,787             *%              424,604(1)         14,183             *
    Elliott International, L.P.            672,344           1.28%             643,979(2)         28,365             *
    Midsummer Investment, Ltd.             660,916           1.26%             660,916(3)             --             *
    Omicron Master Trust                   469,851             *%              469,851(4)             --             *
    Islandia, L.P.                         660,916           1.26%             660,916(5)             --             *
    Portside Growth and Opportunity Fund   444,974             *%              444,974(6)             --             *
                                         ---------           -----           ---------            ------
             Total                       3,347,788           6.38%           3,305,240            42,548             *
                                         =========           =====           =========            ======

---------
* Represents less than 1% of the shares outstanding

         (1) Represents 353,233 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 71,371 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered unless an exemption from registration is available. In addition, the instruments representing the Debentures and Warrants were legended to indicate that they were restricted. Paul Singer, General Partner has sole voting and dispositive powers with respect to the shares.

         (2) Represents 536,923 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 107,056 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered. In addition, the Debentures and Warrants were legended to indicate that they were restricted. Paul Singer, General Partner has sole voting and dispositive powers with respect to the shares.

         (3) Represents 558,958 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 101,958 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered. In addition, the Debentures and Warrants were legended to indicate that they were restricted. Scott Kaufman, Managing Director of Midsummer Investment, advisor to Midsummer Investment, Ltd., has sole voting and dispositive powers with respect to the shares.

         (4) Represents 393,382 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 76,469 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered. In addition, the Debentures and Warrants were legended to indicate that they were restricted. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the shares of common stock owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the shares of common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.

         (5) Represents 558,958 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 101,958 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of



                                     22


              underlying common stock must be held until registered. In addition, the Debentures and Warrants were legended to indicate that they were restricted. Richard Berner, President of John Lang Inc, General Manager, has sole voting and dispositive powers with respect to the shares.

         (6) Represents 368,505 shares which were issued to the selling security holder in connection with the conversion of the 8.5% Debentures and 76,469 shares which may be issued to the selling security holder in connection with the Warrants under the terms of a Stock Purchase Agreement, 8.5% Convertible Exchangeable Debenture, Stock Purchase Warrant, and Registration Rights Agreement, which transaction is exempt from registration pursuant to the Securities Act of 1933. The transaction documents included an acknowledgement that the sale was not registered, and that the shares of underlying common stock must be held until registered. In addition, the Debentures and Warrants were legended to indicate that they were restricted. The investment advisor to Portside Growth and Opportunity fund is Ramius Capital Group, LLC. The Managing Member of Ramius Capital Group, LLC is C45&Co. The Managing Members of C45&Co. are Peter Cohen, Morgan Stark and Thomas Strauss and therefore, Messrs. Cohen, Stark and Strauss could be deemed beneficial owners of the referenced shares. Messrs. Cohen, Stark and Strauss disclaim beneficial ownership of such shares.

                            PLAN OF DISTRIBUTION

                  The selling security holders or any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when selling shares:

         o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o    privately negotiated transactions;

         o settlement of short sales made after the date of this prospectus;

         o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

         o    a combination of any such methods of sale; and

         o    any other method permitted pursuant to applicable law.

         The selling security holders may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act, rather than under this prospectus. In effecting sales, broker-dealers engaged by the selling security holders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling security holders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Broker-dealers may agree to sell a specified number of such shares at a stipulated price per share, and, to the extent such broker-dealer is unable to do so acting as agent for us or a selling shareholder, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions, which may involve block transactions and sales to and through other broker-dealers, including transactions of the nature described above, in the over-the-counter markets or otherwise at prices and on terms then prevailing at the time of sale, at prices than related to the then-current market price or in negotiated transactions. In connection with such resales, broker-dealers may pay to or receive from the purchasers such shares commissions as described above.

         The selling security holders may from time to time pledge or grant a security interest in some or all of the shares of common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus.

         The selling security holders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees, donees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling security holders have informed us that none of them have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

         The selling security holder Portside Growth and Opportunity Fund has an investment advisor, Ramius Capital Group, who has an affiliate, Ramius Securities, LLC, who is a registered broker-dealer. Portside Growth and Opportunity Fund has informed us that it will acquire the underlying shares of common stock for resale in the ordinary course of business and that it does not have any agreements, plans or understandings, directly or indirectly, with any person to distribute the underlying shares of common stock for resale.

         We have agreed to indemnify the selling security holders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We are required to pay all fees and expenses incurred by us incident to the registration of the shares. We will receive no portion of the proceeds from the sale of the shares and will bear all of the costs relating to the registration of this offering (other than any fees and expenses of counsel for the selling security holders). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by the selling security holders.

         UNDER THE SECURITIES LAWS OF SOME STATES, THE SHARES OF COMMON STOCK MAY BE SOLD IN SUCH STATES ONLY THROUGH REGISTERED OR LICENSED BROKERS OR DEALERS. IN ADDITION, IN SOME STATES THE SHARES OF COMMON STOCK MAY NOT BE SOLD UNLESS SUCH SHARES HAVE BEEN REGISTERED OR QUALIFIED FOR SALE IN SUCH STATE OR AN EXEMPTION FROM REGISTRATION OR QUALIFICATION IS AVAILABLE AND IS COMPLIED WITH.

                                LEGAL MATTERS

         Holland & Knight LLP (a registered limited liability partnership), Miami, Florida, relying on the opinion of special Missouri counsel, Blackwell Sanders Peper Martin LLP, has issued an opinion as to the legality of the common stock.

                                   EXPERTS

         The consolidated financial statements for the years ended December 31, 2003 and 2002, incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, of Applied Digital Solutions, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the reports of Eisner LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements for the year ended December 31, 2001, incorporated in this prospectus by reference to the Annual Report on Form 10-K, as amended, of Applied Digital Solutions, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                WHERE YOU CAN FIND MORE INFORMATION ABOUT US

         We have filed a registration statement, of which this prospectus is a part, with the SEC under the Securities Act with respect to our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. For further information pertaining to us and our common stock, we refer you to our registration statement and the exhibits thereto, copies of which may be inspected without charge at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549. Information concerning the operation of the SEC's Public Reference Room is available by calling the SEC at 1-800-SEC-0330. Copies of all or any part of the registration statement may be obtained at prescribed rates from the SEC. The SEC also makes our filings available to the public on its Internet site (http:\\www.sec.gov). Quotations relating to our common stock appear on Nasdaq, and such reports, proxy statements and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Such periodic reports, proxy and information statements and other information are available for inspection and copying at the public reference facilities and Internet site of the SEC referred to above

 WEBSITE ACCESS TO INFORMATION AND DISCLOSURE OF WEB ACCESS TO COMPANY REPORTS

         Our website address is: http://www.adsx.com. We make available free of charge through our website our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Commission.

                     DOCUMENTS INCORPORATED BY REFERENCE

         We incorporate by reference into this prospectus the information in documents we file with the Commission, which means we can disclose important information to you through those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updated the information incorporated by reference and some information not in any file subsequently with the Commission with automatically update this prospectus. We incorporate by reference:

         o our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 15, 2004, and as amended on March 16, 2004;

         o our registration statement on Form 8-A filed on May 5, 1995 registering our common stock under Section 12(g) of the Securities Exchange Act of 1934, including any amendments or reports filed for the purposes of updating the description of the common stock;

         o our Current Report on Form 8-K filed with the Commission on March 16, 2004, under Item 9. "Regulation FD" containing our earning release dated March 15, 2004;

         o our Current Report on Form 8-K filed with the Commission on April 5, 2004, under Item 5. "Other Events" reporting our 1-for-10 reverse stock split; and

         o our Current Report on Form 8-K filed with the Commission on April 15, 2004, under Item 5. "Other Events" reporting the terms of a securities purchase agreement between Satellite Strategic Finance Associates, LLC and us.

         We also incorporate by reference any filings we make with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the filing of this registration statement that contains this prospectus and before the time that all of the securities offered in this prospectus are sold.

         To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement of which this prospectus is a part. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement of which this prospectus is a part.

         YOU MAY REQUEST, EITHER ORALLY OR IN WRITING, AND WE WILL PROVIDE, A COPY OF THOSE FILINGS AT NO COST BY CONTACTING KAY LANGSFORD-LOVELAND, OUR VICE PRESIDENT - ADMINISTRATION, AT APPLIED DIGITAL SOLUTIONS, INC., 400 ROYAL PALM WAY, SUITE 410, PALM BEACH, FLORIDA 33480, OR BY CALLING (561) 805-8000.

         WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION CONCERNING THIS OFFERING EXCEPT THE INFORMATION AND REPRESENTATIONS WHICH ARE CONTAINED IN THIS PROSPECTUS OR WHICH ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IF ANYONE GIVES OR MAKES ANY OTHER INFORMATION OR REPRESENTATION, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE BY ANY PERSON IN ANY CIRCUMSTANCES IN WHICH AN OFFER OR SOLICITATION IS UNLAWFUL. YOU SHOULD NOT INTERPRET THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE HEREUNDER AS AN INDICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS. YOU SHOULD ALSO BE AWARE THAT THE INFORMATION IN THIS PROSPECTUS MAY CHANGE AFTER THIS DATE.

                                   PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Registrant in connection with the sale and distribution of the securities registered hereby**:

         SEC Registration Fee .......................................................$2,087
         Accounting Fees and Expenses................................................ 4,000*
         Legal Fees and Expenses..................................................... 3,000*
         Miscellaneous Expenses......................................................   413*
                                                                                     ------
                     Total ..........................................................$9,500*
                                                                                     ======

-------------

*     Estimated
** The selling shareholders will pay any sales commissions or underwriting discount and fees incurred in connection with the sale of shares registered hereunder.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding.
Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Exchange Act of 1934.

         The bylaws of the Registrant provide that the Registrant shall indemnify, to the full extent permitted under Missouri law, any director, officer, employee or agent of the Registrant who has served as a director, officer, employee or agent of the Registrant or, at the Registrant's request, has served as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to such provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

UNDERTAKINGS

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section
                  10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or
                  events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                           (iii) To include any material information with
                  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palm Beach, State of Florida, on April 19, 2004.

                                   APPLIED DIGITAL SOLUTIONS, INC.

                                   By:  /s/ SCOTT R. SILVERMAN*
                                        ---------------------------------------
                                        Scott R. Silverman, Chairman and CEO


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                   SIGNATURE                                          TITLE                             DATE
                   ---------                                          -----                             ----
            /s/ SCOTT R. SILVERMAN*                Chairman of the Board of Directors and
------------------------------------------------     Chief Executive Officer (Principal
              (Scott R. Silverman)                   Executive Officer)                            April 19, 2004


            /s/ KEVIN H. MCLAUGHLIN*
------------------------------------------------   President and Chief Operating Officer           April 19, 2004
             (Kevin H. McLaughlin)


              /s/ EVAN C. MCKEOWN                  Senior Vice President and Chief
------------------------------------------------     Financial Officer (Principal Financial
               (Evan C. McKeown)                     Officer)                                      April 19, 2004


             /s/ LORRAINE M. BREECE                Vice President and Chief Accounting
------------------------------------------------     Officer (Principal Accounting Officer)        April 19, 2004
              (Lorraine M. Breece)



------------------------------------------------   Director                                        April 19, 2004
              (J. Michael Norris)


              /s/ DANIEL E. PENNI*
------------------------------------------------   Director                                        April 19, 2004
               (Daniel E. Penni)


              /s/ DENNIS G. RAWAN*
------------------------------------------------   Director                                        April 19, 2004
               (Dennis G. Rawan)


            /s/ CONSTANCE K. WEAVER*
------------------------------------------------  Director                                         April 19, 2004
             (Constance K. Weaver)


           /s/ MICHAEL S. ZARRIELLO*
------------------------------------------------   Director                                        April 19, 2004
             (Michael S. Zarriello)


                                                   * By:   /s/ EVAN C. MCKEOWN
                                                         ---------------------
                                                         Evan C. McKeown
                                                         Attorney-in-fact

                                EXHIBIT INDEX

EXHIBIT
NUMBER                          DESCRIPTION
------                          -----------
  2.1    Agreement of Purchase and Sale dated as of June 4, 1999 by and among Intellesale.com, Inc., Applied Cellular Technology, Inc.,
         David Romano and Eric Limont (incorporated by reference to Exhibit
         99.1 to the registrant's Current Report on Form 8-K filed with the
         Commission on June 11, 1999, as amended on August 12, 1999)

  2.2 Amendment No. 1 to the Agreement of Purchase and Sale, dated as of June 9, 1999 by and among Intellesale.com, Inc., Applied Cellular
         Technology, Inc., David Romano and Eric Limont (incorporated by reference to Exhibit 99.2 to the registrant's Current Report on Form 8-K filed with the Commission on June 11, 1999, as amended on August 12, 1999)

  2.3 Agreement and Plan of Merger, dated April 24, 2000, by and among the Applied Digital Solutions, Inc., Digital Angel Corporation and
         Destron Fearing Corporation (incorporated by reference to Exhibit
         2.1 to the registrant's Current Report on Form 8-K filed with the Commission on May 1, 2000)

  2.4    Agreement dated as of November 28, 1999 by and between AT&T Canada
         Corp. and TigerTel, Inc. (incorporated by reference to Exhibit 99.1 to the registrant's Current Report on Form 8-K filed with the Commission on December 13, 1999, as amended on December 22, 1999 and January 11, 2000)

  2.5    Agreement and Plan of Merger dated as of June 30, 2000 by and among the Applied Digital Solutions, Inc. and Compec Acquisition Corp.
         and Computer Equity Corporation and John G. Ballenger, Christopher
         J. Ballenger and Frederick M. Henschel (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on July 14, 2000, as amended on September 11,
         2000)

  2.6 Agreement and Plan of Merger dated as of October 18, 2000, by and among the Applied Digital Solutions, Inc. and PDS Acquisition
         Corp., and Pacific Decision Sciences Corporation, and H&K Vasa
         Family 1999 Limited Partnership, H&K Vasa Family 2000 Limited
         Partnership, David Dorret, and David Englund (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form
         8-K filed with the Commission on November 1, 2000, as amended on December 29, 2000)

  2.7    MCY Agreement dated as of October 19, 2000 by and between MCY.com,
         Inc. and Applied Digital Solutions, Inc. (incorporated by reference to Exhibit 2 to the registrant's Current Report on Form 8-K filed with the Commission on December 5, 2000)

  2.8    Agreement and Plan of Merger, dated July 1, 2000, by and among
         Applied Digital Solutions, Inc., Web Serve Acquisition Corp.,
         WebNet Services, Inc., Steven P. Couture, Jeffery M. Couture and
         Raymond D. Maggi (incorporated by reference to Exhibit 2.8 to the registrant's Annual Report on Form 10-K/A for the year ended
         December 31, 2003, filed with the Commission on December 11, 2003)

  2.9    Agreement and Plan of Merger, dated November 2, 2003, by and among
         Digital Angel Corporation, DA Acquisition, Inc. and OuterLink
         Corporation (incorporated herein by reference to Exhibit 2.9 to the registrant's Registration Statement on Form S-1 (File No. 109512)
         filed with the Commission on February 17, 2004)

  5.1    Opinion of Holland & Knight LLP*

 21.1    List of Subsidiaries of Applied Digital Solutions, Inc.*

 23.1    Consent of Eisner LLP*

 23.2    Consent of PricewaterhouseCoopers LLP*

 24.1 Power of Attorney (incorporated herein by reference to the signature page included in the registrant's Registration Statement on Form S-1 (File No. 333-108338) filed with the Commission on
         August 28, 2003)

 -------
 * - Filed herewith